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                              September 13, 2021

       Eddie Ni
       Chief Executive Officer
       Goldenstone Acquisition Limited
       4360 E. New York St.
       Aurora, IL 60504

                                                        Re: Goldenstone
Acquisition Limited
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed August 24,
2021
                                                            File No. 333-257209

       Dear Mr. Ni:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 29, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Cover Page

   1. We note that a majority of your executive officers and directors are located in or have significant ties to
China or Hong Kong. Please disclose this prominently on the
                                                        prospectus cover page.
Your disclosure also should describe the legal and operational risks associated with
being based in or acquiring a company that does business in China.
                                                        Your disclosure should
make clear whether these risks could result in a material change in your or the target
company   s post-combination operations or the value of your common
                                                        stock or could
significantly limit or completely hinder your ability to offer or continue to offer securities to
investors and cause the value of such securities to significantly decline or be worthless. Your
disclosure should address how recent statements and regulatory
 Eddie Ni
FirstName LastNameEddie   Ni
Goldenstone Acquisition Limited
Comapany 13,
September NameGoldenstone
              2021           Acquisition Limited
September
Page 2    13, 2021 Page 2
FirstName LastName
         actions by China   s government, such as those related to the use of
variable interest entities
         and data security or anti-monopoly concerns, has or may impact the
company   s ability to
         conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
Prospectus Summary, page 1

2. Given that you may be seeking to acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please describe what that organizational structure would entail. Explain that the entity in which investors may hold their interest may not be the entity or entities through which the
company   s operations
         may be conducted in China after the business combination. Discuss how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements.
         Disclose the uncertainties regarding the status of the rights of a holding company with respect to its contractual arrangements with a VIE, its founders and owners and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.
3. In your summary of risk factors, disclose the risks that being based in or acquiring a company whose corporate structure or whose operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-
         references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
4. Disclose each permission that you are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State affirmatively whether you have received all requisite permissions and whether any permissions have been denied.
5. Provide a clear description of how cash will be transferred through the post-combination organization if you acquire a company based in China. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to
         U.S. investors that may apply after a business combination with a company based in
 Eddie Ni
Goldenstone Acquisition Limited
September 13, 2021
Page 3
         China. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.
6. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor or the auditor of a company you may target for an initial business combination, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.
Risk Factors, page 31

7. To the extent that you may acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or be worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that may conduct all or substantially all of your operations.
8. Please expand your risk factor disclosure to address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period.
9.       Given the Chinese government   s significant oversight and discretion
over the conduct
         of the business of any China-based company that you may target for an initial business combination, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
10. In light of recent events indicating greater oversight by the Cyberspace Administration of
       China over data security, particularly for companies seeking to list on a foreign exchange,
FirstName LastNameEddie Ni
       please revise your disclosure to explain how this oversight could impact the process of
Comapany    NameGoldenstone
       searching                 Acquisition
                  for a target and completingLimited
                                                an initial business
combination, and/or your
       business
September        on a Page
            13, 2021  post-combination
                            3            basis.
FirstName LastName
 Eddie Ni
FirstName LastNameEddie   Ni
Goldenstone Acquisition Limited
Comapany 13,
September NameGoldenstone
              2021           Acquisition Limited
September
Page 4    13, 2021 Page 4
FirstName LastName
Exhibits

11. Refer to your response to comments 3 and 4 that you have revised Exhibits 4.5 and 4.6. It does not appear that you have refiled these exhibits. Please ensure that the exclusive forum provision in the warrant agreement filed as Exhibit 4.5 states that it does not apply to actions arising under the Securities Act or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities
         Act. In addition, please ensure that the exclusive forum provision in the Rights
         Agreement filed as Exhibit 4.6 clearly states that it does not apply to actions arising under the Exchange Act or the Securities Act or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act or
         Securities Act.
        You may contact John Spitz at 202-551-3484 or Amit Pande, Accounting Branch Chief, at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie at 202-
551-3469 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Finance